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                              August 31, 2021

       Michael Andretti
       Co-Chief Executive Officer
       Andretti Acquisition Corp.
       7615 Zionsville Road
       Indianapolis, Indiana 46268

                                                        Re: Andretti
Acquisition Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed August 2,
2021
                                                            File No. 333-254627

       Dear Mr. Andretti:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form S-1 Filed August 2,
2021

       Exhibits

   1.                                                   Please refer to Exhibit
5.1. Please have legal counsel revise the fourth paragraph of the opinion to remove the
overly broad assumptions contained in subsections (ii) and (iii).
                                                        Refer to Section
II.B.3.a of Staff Legal Bulletin No. 19.
 Michael Andretti
FirstName LastNameMichael
Andretti Acquisition Corp. Andretti
Comapany
August 31, NameAndretti
           2021          Acquisition Corp.
August
Page 2 31, 2021 Page 2
FirstName LastName
      Please contact Nicholas Lamparski at 202-551-4695 or Mara Ransom at
202-551-
3264 with any other questions.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Trade &
Services
cc:      Raphael M. Russo